PACIFIC BOOKER MINERALS INC.

#1702 - 1166 Alberni Street Vancouver, BC  V6E 3Z3

Telephone: (604) 681-8556         Toll Free: 1-800-747-9911           Fax: (604) 687-5995

mail: info@pacificbooker.com    Symbols: bkm-tsx venture / pbm-NYSE Amex    Website: pacificbooker.com

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated January 31, 2011 with regards to Pacific Booker's Form 20-F Annual Report for the fiscal year ended January 31, 2010 as filed on July 30, 2010.

Comment Number	Page	Response

1	12	We have revised the risk factor to reflect the Company's proven and probable mineral reserves on the Morrison Project.

2	39-41	We have provided additional disclosure regarding our critical accounting estimates as well as additional discussion of areas which include material estimates.

3	74-75	We have revised and updated the Disclosure Controls and Procedures section.

4	80	We have included a revised auditors' report which includes a reference to the fact that our financial statements have been audited in accordance with U.S. GAAS.

5	32

We have revised this section to note that the NSR was determined due to the geo-spatial location of each ore block and the cut-off grade is determined when the cost of processing a block as ore equals the cost of handling a block as waste. We have also added additional discussion regarding the cut-off grade.

6	32	The recoveries for each metal used to determine the contained metal in our proven and probable reserves has been added to the text.

I also acknowledge on behalf of Pacific Booker that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  "Gregory Anderson"

Gregory Anderson

President and Chief Executive Officer